

February 15, 2017

By E-Mail

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, 18th Floor
New York, NY 10176

> **Re: Quantum Corporation**
> **Preliminary Proxy Statement filed February 6, 2017**
> **Filed by VIEX Opportunities Fund, LP – Series One, VIEX Opportunities Fund, LP – Series Two, VIEX Special Opportunities Fund III, LP, VIEX GP, LLC, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC, Eric Singer, Mark Bonney, Dale L. Fuller, John Mutch, Clifford Press, and Raghavendra Rav**
> **File No. 001-13449**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Preliminary Proxy Statement

1. Please consider including page numbers in your proxy statement.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

    - That the company has experienced "three-plus years of consistent underperformance and repeatedly unfulfilled promises of improvement." (Cover letter)
    - That the company is "significantly undervalued." (Cover page)
    - That the company faces "governance issues." (Reasons for the Solicitation)
    - That "[e]ach and every Legacy Director has overseen significant value destruction since joining the Board." In addition to providing support for your statement, revise your disclosure to clarify that the "value destruction" has occurred while directors other than the Legacy Directors have served on the board as well. (Reasons for the Solicitation)

3.   We note your statement that the board has disclosed "disparate information…to certain members of the Board, implying a 'board-within-a-Board' information structure." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your apparent belief that the current directors are not fulfilling their fiduciary duties in running the company. Also, provide us with support for your use of the defined term "Reasonable Directors," which suggests that the other directors are unreasonable. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Reasons for the Solicitation

4.   Refer to the disclosure in the first paragraph of this section that the board failed to allow a stockholder vote for 19 months. Revise the disclosure to provide context and clarify that part of the delay was the result of your agreement with the company in September 2016 to hold a meeting in January 2017 and that you also agreed to further delay the meeting in December 2016.

Proposal No. 1. Election of Directors

5.   Please revise this section to **highlight** to security holders that they will be disenfranchised with respect to four board seats if they return your proxy card.

6.   Please revise this section to describe and quantify the effect, if any, on any company obligations from the election of your entire slate of nominees, including any payments due employees or creditors as a result of a change of control of the company.

Voting and Proxy Procedures

7.   If you are seeking discretionary authority to cumulate votes as contemplated by Item 6(c)(4) of Schedule 14A, you must indicate that in your proxy statement. Please more clearly seek this authority by providing a direct means for security holders to withhold all authority to cumulate, other than by affirmatively calculating and specifying an equivalent number of votes for each of your nominees. Alternatively, please provide a detailed legal analysis, citing the authority upon which you rely under both state and federal law, supporting the proposition that you may exercise this authority by proxy even if the security holder has done nothing to indicate that the security holder wishes to vote any shares cumulatively.

8.   Please tell us, with a view toward revised disclosure, whether security holders will be able to submit vote allocation instructions if such holder grants a proxy by telephone or the internet.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions